Piper Jaffray & Co.

800 Nicollet Mall

Minneapolis, Minnesota 55402

May 14, 2007

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Edward Kelly

Re:	CAI International Inc. (the “Company”)
Registration Statement No. 333-140496

Ladies and Gentlemen:

        Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters, wish to advise you that the following preliminary prospectuses dated April 24, 2007 (contained in the above-referenced Registration Statement) have been distributed between April 24, 2007 and the date hereof.

Class	Quantity

Underwriters	25
Institutional Investors	2070
International	240
Retail	317
Others	0

Total	2652

        With respect to Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, Section 10.8 of the Master Agreement Among Underwriters contains representations that all underwriters will comply with the requirements of such Rule. In addition, the Purchase Agreement contains a covenant from the Company that it will furnish copies of the prospectus in such quantities as the underwriters may request for the purposes contemplated by the Securities Act. Finally, the undersigned are taking steps to see that all brokers or dealers participating in the distribution are promptly furnished with sufficient copies of the preliminary and final prospectus to enable them to comply with the prospectus delivery requirements of Sections 5(b)(1) and (2) of the Securities Act.

        In accordance with Rule 461 under the Securities Act, we hereby join the request of the Company for acceleration of the effective date of the above-referenced registration statement so that it becomes effective under Rule 430A at 1:00 p.m. (Eastern time) on May 15, 2007, or as soon as possible thereafter.

Very truly yours, PIPER JAFFRAY & CO. WILLIAM BLAIR & COMPANY, L.L.C. JEFFERIES & COMPANY, INC. As Representatives of the Several Underwriters By: PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
	Name:	Christie L. Christina
	Title:	Managing Director
Equity Capital Markets

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